Exhibit 99.4

Good morning, Ladies and Gentlemen,

I would also like to welcome you here at Schering.

Exciting months lie behind us. Following Merck’s hostile takeover bid, Bayer came to our support and put forward a proposal of their own for the creation of a powerful pharmaceutical company based here in Berlin.

Since then, although we have not yet been in the same boat, we have been following the same course. The storms of the last few weeks have not changed that.

I am relieved that Bayer prevailed over Merck and obtained the majority of shares needed to take over Schering. This is because Schering’s Supervisory Board and Executive Board still regard Bayer’s bid as the best solution under the given circumstances.

Ladies and Gentlemen, Schering was born and developed out of a pharmacy 155 years ago - here in the Berlin borough of Wedding. Of course, our objective at Schering has always been to remain independent. And we have fought all out for this goal.

Over the last few years, we have realigned our company and focused consistently on our fast-growing core business. These are Gynecology and Andrology, Diagnostic Imaging, Specialized Therapeutics and Oncology.

Furthermore, we have sustainably raised our efficiency and turned Schering into a lean and profitable company. Schering is in excellent shape.

This growth is not driven by our existing product portfolio alone; it was made even more dynamic by new product approvals.

Our success is based on the outstanding performance of our staff. They have been truly impressive, showing great motivation in the way they have continued pursuing the company’s goals - even in the difficult situation over the past weeks and months.

The expertise and experience of our employees will not be lost in the process of integration. We have created outstanding products and are working on highly promising projects, both in research and development.

Together with Bayer we now want to become even better. And the chances of achieving this are good. We want to build up a world-class, global pharmaceutical company which combines the strengths of both companies.

The new company will be run from Berlin. The good locational conditions that we have come to appreciate as Schering in Berlin will help us in this context. This also applies to Berlin as a research location, which has many strengths.

Ladies and Gentlemen, the pharmaceutical markets offer great opportunities in the future. Our aging society has growing medical needs. And in Eastern Europe, Latin America and Asia, too, there is a considerable need to bring healthcare up to modern standards. This will lead to quantitative growth on the world market.

However, there will also be substantial qualitative growth based on the pharmaceutical industry’s great innovative potential. The pharmaceutical industry is an essential engine of innovation in science and the economy.

I am convinced that we will make the most of these opportunities as the pharmaceutical businesses of Bayer and Schering grow together. This will make us an attractive partner for both patients and physicians in our specialized fields. Our businesses complement each other well and pursue the same strategies.

One example of this is oncology - by merging, we can not only grow more quickly overall, we will also raise efficiency in research and development, enabling us to create new therapies for diseases for which there are currently no effective treatments.

Therefore, I regard the merger to be positive. For me, the name Bayer Schering Pharma indicates that two equal partners will create the new company together. It is thus also a symbol of the fair and balanced integration process which we are now launching.

But we have not reached this stage yet. For the time being, Schering is still an independent company. We can look back on an excellent first quarter, and I am very optimistic that we will reach our targets in 2006.

To achieve this, however, Schering must now continue working with great intensity in its business areas and not allow itself to be sidetracked from the process of integration.

I know that our staff are under great inner pressure during these days and weeks of uncertainty.

But I am convinced that the Schering people will continue to face up to their tasks and challenges in the future in an admirable fashion, and despite the necessity for synergies: The merger of two strong partners will, in the medium- and long-term, create many opportunities for employees.

Mr. Wenning and I have agreed that all talents at Schering and Bayer will be given a chance. The process will be fair and transparent, professional and pragmatic.

We are all aware that a process of integration never goes perfectly smoothly when two companies of this size come together. But I am certain that we will succeed in pooling our strengths and concentrating on our objectives.

Ladies and Gentlemen: As far as I myself am concerned, my Executive Board colleagues and I will initially continue running Schering, until the new management takes the helm. And I will naturally put every effort into the process of integration in close coordination with Mr. Wenning and the other members of senior management.

Our work together on  the Supervisory Board of the future company Bayer Schering Pharma offers a good platform for this. Mr Wenning and I have known each other well for many years. Our relationship has become even closer over the last few months as a result of our close cooperation based on mutual trust. I am pleased that we can now jointly contribute toward helping the new company Bayer-Schering-Pharma to a make a good start.

Ladies and Gentlemen, at our Annual General Meeting in April I said that our dream of an independent Schering had unfortunately come to an end. But I have a new dream: Bayer Schering Pharma can become a global pharmaceutical specialist of great power. I am looking forward to this.

And I am convinced that you, Mr Wenning, and your colleagues, will feel very much at home in the proverbially stimulating Berliner air.

But I am also very confident that the new company Bayer Schering Pharma will enjoy business success.

Ladies and Gentlemen, the management and employees of Bayer and Schering who will create this new company deserve all our confidence.

The sails have been set and the journey can commence. And — Berlin is an excellent place from which to steer the ship.

I thank you for your attention.

Important information from Bayer AG:

This is neither an offer to purchase nor a solicitation of an offer to sell shares or American depositary shares of Schering AG. The offer has been made by Dritte BV GmbH, a wholly-owned subsidiary of Bayer AG, for all bearer shares with no par value of Schering AG (including all bearer shares with no par value represented by American depository shares). The terms and conditions of the offer, including any possible extension of the acceptance period in case of a competing offer by a third party, have been published in the offer document after the permission of the German Federal Financial Supervisory Authority (Bundesanstalt fur Finanzdienstleistungsaufsicht, BaFin) has been obtained on April 12, 2006. Dritte BV GmbH also has filed a tender offer statement with the U.S. Securities Exchange Commission (SEC) with respect to the takeover offer. Investors and holders of shares and American depositary shares of Schering AG are strongly advised to read the tender offer statement and other relevant documents regarding the takeover offer filed by Dritte BV GmbH with the SEC because they contain important information. Investors and holders of shares and American depositary shares of Schering AG will be able to receive these documents free of charge at the SEC’s web site (http://www.sec.gov), or at the web site http://www.bayer.com.

This is not an offer of Bayer AG’s securities for sale in the United States. No such securities have been registered under the U.S. Securities Act of 1933, as amended, and no such securities may be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States must be made by means of a prospectus that contains detailed information about the issuer, its management and its financial statements.

Bayer AG has been granted exemptive relief from the provisions of Rule 14e-5 under the U.S. Securities Exchange Act of 1934, as amended, permitting it (or Dritte BV GmbH or certain of its other affiliates or financial institutions on its behalf) to make purchases of shares of Schering AG outside of the takeover offer until the end of the offer period, subject to certain conditions. Accordingly, to the extent permissible under applicable securities laws and in accordance with normal German market practice, Bayer AG, Dritte BV GmbH or its nominees or its brokers (acting as agents) may from time to time make certain purchases of, or arrangements to purchase, shares of Schering AG outside the United States, other than pursuant to the offer, before or during the period in which the offer is open for acceptance. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required by applicable securities laws.

The distribution of this announcement and the offer and sale of the securities described in this announcement in certain jurisdictions may be restricted by law. Any persons reading this announcement should inform themselves of and observe any such restrictions. This announcement may not be taken, distributed or transmitted, directly or indirectly, in any form in or into Italy, the United States or Canada.

This communication is directed only at persons who (i) are outside Italy, the United Kingdom, the United States, Canada or Japan or (ii) have professional experience in matters relating to investments or (iii) are persons falling within Article 49 (2)(a) to (d) (“high net worth companies, unincorporated associations etc”) of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (all such persons together being referred to as “relevant persons”). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

This announcement is not an offer of securities for sale in Germany and is not a listing prospectus according to the German Securities Prospectus Act (Wertpapierprospektgesetz) as amended, the Commission Regulation (EC) No 809/2004 of 29 April 2004 as amended, or any other laws applicable in Germany governing the issue, offering and sale of securities. Any investment decisions or advices for investment decisions should only be made or given based on a prospectus which also includes a section on risk factors.

Schering Aktiengesellschaft has filed a solicitation/recommendation statement with the U.S. Securities and Exchange Commission relating to the tender offer for the ordinary shares and American depositary shares of Schering Aktiengesellschaft by Dritte BV GmbH, a wholly owned subsidiary of Bayer Aktiengesellschaft. Holders of ordinary shares and American depositary shares of Schering Aktiengesellschaft are advised to read such solicitation/ recommendation statement because it contains important information. Holders of ordinary shares and American depositary shares of Schering Aktiengesellschaft may obtain such solicitation/recommendation statement, and other filed documents, free of charge at the U.S. Securities and Exchange Commission’s website (http://www.sec.gov) and at Schering Aktiengesellschaft’s website (http://www.schering.de).